EXHIBIT (d)(4)

JOINDER AGREEMENT

THIS IS A JOINDER AGREEMENT (the “Agreement”), dated as of December 5, 2002, by and among FAC Holding Corporation, a Pennsylvania corporation (“Parent”), FAC Acquisition Corporation (“Subsidiary”), a Pennsylvania Corporation and Bartol Charitable Foundation Inc. (the “Holder”).

WHEREAS, Parent, Subsidiary, M. Blair Maclanes, Katherine Stenson-Lunt, Mary Wolszon, Victoria Vallely (the “Tendering Shareholders”) and the other parties listed on the signature pages thereto entered into a Tender and Voting Agreement, dated as of November 11, 2002 (the “Tender Agreement”).

WHEREAS, the Tendering Shareholders desire to transfer an aggregate of 53,200 shares of their shares of Hunt Corporation’s common shares, par value $.10 per share (the “Shares”), to the Holder with each Tendering Shareholder transferring such number of Shares set forth opposite its name on Schedule 1 attached hereto.

WHEREAS, pursuant to Section 4 of the Tender Agreement, the Tendering Shareholders may not transfer the Shares without the prior written consent of Parent and Subsidiary.

WHEREAS, Parent and Subsidiary will hereby consent to the transfer by the Trusts of the Shares to the Holder on the condition that the Holder enters into this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

1.     Agreement to be Bound. The Holder hereby agrees that upon execution of this Agreement, it shall become bound by and a party to the Tender Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Tender Agreement as though an original party thereto and, for the purposes of being bound to the Tender Agreement, shall be deemed a “Stockholder” (as such term is defined in the Tender Agreement) with respect to all Securities (as defined in the Tender Agreement) now owned or hereafter acquired by the Holder.

2.     Successors and Assigns.  This Agreement shall bind and inure to the benefit of and be enforceable by Parent and Subsidiary and their respective successors and assigns.

3.     Counterparts.  This Agreement may be executed in separate counterparts, each of which shall be an original and all of which taken together shall constitute one and the same agreement.

4.     Notices.  For purposes of Section 17(f) of the Tender Agreement, all notices, demands and other communications to the Holder shall be directed to Holder’s address as follows: Bartol Charitable Foundation Inc., c/o Richard J. Bove LLM MBA CPA, Suite 400, 1828 Spruce Street, Philadelphia, PA 19103-6603, fax: (215) 732-7859.

5.     Governing Law.  The validity, performance, construction and effect of this Agreement shall be governed by and construed in accordance with the internal law of the Commonwealth of Pennsylvania, without giving effect to principles of conflicts of law.

6.     Descriptive Headings.  The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date set forth below.

BARTOL CHARITABLE FOUNDATION INC.

By:	/s/ RICHARD J. BOVE
Name: Richard J. Bove Title: President

FAC ACQUISITION CORPORATION

By:	/s/ VAN BILLET
Name: Van Billet Title: Vice President and Chief Financial Officer

FAC HOLDING CORPORATION

By:	/s/ VAN BILLET
Name: Van Billet Title: Vice President and Chief Financial Officer

SCHEDULE 1

Name	Shares
Blair MacInnes	28,000
Kate Stenson Lunt	6,000
Mary Wolszon	7,200
Victoria Vallely	12,000

TOTAL	53,200